Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the July 9, 2015 Board meeting, the Board approved the establishment of Class R6 Shares on behalf of Voya Strategic Income Opportunities Fund. In addition, at its July 9, 2015 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class R6 Shares.